Exhibit 4.5

OPTION AGREEMENT

THIS AGREEMENT CERTIFICATE IS IMPORTANT AND SHOULD BE KEPT IN A SAFE PLACE

To:

Date: [            ]

Dear  [            ]

Zeus Inc, Replacement Enterprise Management Incentive Option

BACKGROUND

A	NaturalMotion Limited granted you (the “Option Holder”) on [—] an option to acquire [—] shares in NaturalMotion Limited [(the “Original Option”) on the terms of, and subject to, the rules of [the NaturalMotion Limited Enterprise Management Incentive Scheme][the NaturalMotion Limited Option Plan 2012] and in accordance with and under the provisions of Schedule 5 of the Income Tax (Earnings and Pensions) Act 2003 (“Schedule 5”).

B	The Option Holder wishes to surrender the Original Option in consideration of the grant of an Enterprise Management Incentive (“EMI”) option by Zeus, Inc. (the “Company”) on the terms set out in this Agreement.

C	The Company wishes to grant an EMI option to the Option Holder over [—] shares in the Company (the “Replacement Option”) in consideration of the release of the Original Option on the terms set out in this Agreement.

D	The Replacement Option is being granted under the Zeus, Inc. 2011 Equity Incentive Plan on the terms of, and subject to, this Agreement and the rules set out in Schedule 1 (the “Rules”). Upon exercise of the Replacement Option, Company shares will be issued to you under the Company Plan.

E	It is intended that the Replacement Option granted under this Agreement shall be a “replacement option” as defined in paragraph 41 of Schedule 5.

AGREEMENT

1	In consideration of the release of the Original Option under clause 2, the Company hereby grants to the Option Holder the Replacement Option on the terms of this Agreement and the Rules set out in Schedule 1. The Date of Grant of the Replacement Option shall be deemed to be the same as the date of grant of the Original Option.

2	In consideration of the grant of the Replacement Option under clause 1, the Option Holder releases all rights the Option Holder has or may have under the Original Option.

3	Details of your Replacement Option as outlined in this certificate will be submitted to the HM Revenue & Customs in order to confirm that it may be treated as an EMI Option and qualify for the favourable tax treatment of such options. Notwithstanding any decision taken by the HM Revenue & Customs regarding the tax treatment of your Replacement Option, it will continue to exist as an unapproved option.

4	The Rules are legally binding and are incorporated in the terms of your Replacement Option. They reflect the rules of the [NaturalMotion Limited Enterprise Management Incentive Scheme/ the NaturalMotion Limited Option Plan 2012] save that references to NaturalMotion Limited and shares in NaturalMotion Limited are replaced by references to the Company and its shares. Terms not otherwise defined in this Option Agreement shall have the meanings set out in the Rules.

5	Details of your Replacement Option are as follows:

•	number of shares subject to your Replacement Option [ ] Company shares

•	Exercise Price under your Replacement Option $[ ] per Company share

•	Date of Grant of your Replacement Option [insert date of grant of Original Option]

•	Dates on which your Option may be exercised See Schedule 2

6	Your Replacement Option is exercisable only in accordance with the Rules. In particular, the Replacement Option is ordinarily only exercisable if the conditions set out in the attached schedule have been satisfied and then only in relation to that part of the Replacement Option which has vested in accordance with the attached schedule, which reflects the vesting schedule of the Original Option.

7	The Rules include provisions to allow exercise of the Replacement Option in certain circumstances (subject to the satisfaction of the conditions). These circumstances include death, injury, disability, redundancy, retirement, relocation abroad and takeover, reconstruction, amalgamation or winding-up of the Company.

8	The Replacement Option may not be exercised after the tenth anniversary of the original Date of Grant. The shares issued or transferred to you following your exercise of the Replacement Option will be subject to certain restrictions details of which are set out in Schedule 3 to this Agreement. Where the shares you acquire are subject to restrictions, you may be required under rule 12.4 to sign an election as a condition of exercise such that the restrictions are ignored in valuing the shares at the time of exercise.

9	Your Replacement Option shall be exercisable by delivery to the Company of the Notice of Exercise which is attached, together with payment for the shares and all tax and national insurance which is due.

10	Income tax and national insurance contributions may become due, either directly or indirectly, as a result of the exercise of your Replacement Option. If so, you will be required to make payment to the Company or your employing company of any income tax and national insurance contributions (employer and employee) due that your employer is required to collect and pay over to the HM Revenue & Customs for or on your behalf. You will not be allowed to exercise the Replacement Option until you make such payment, or enter into arrangements for such payment to the satisfaction of the Company.

11	Your Replacement Option is personal to you and, other than in the event of your death, is not transferable and will lapse immediately should you purport to transfer, charge or otherwise alienate the option.

12	Your Replacement Option is granted to you on the understanding that you satisfy the Working Time Requirement and your execution of this Option Agreement will be deemed to be confirmation of the same. The requirement is that you work for the Company for at least 25 hours per week or at least 75% of your working time (as determined under Schedule 5).

13	Counterparts

This Deed may be executed in one or more counterparts and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Deed, and all the counterparts shall together constitute the same instrument.

EXECUTED by the Company and the option holder as a deed and delivered on [            ] 2014.

[Add Execution Clause for Zeus, Inc]

SIGNED as a DEED	)
by [name of option holder ]	)
in the presence of:	)

Witness:	Signature:

Name:

Address:

Occupation:

SCHEDULE 1

The Rules

SCHEDULE 2

Conditions of Exercise

The Replacement Option is exercisable subject to compliance with the following conditions:

1.	National Insurance Contributions (“NIC”)

The Replacement Option may not be exercised unless you have beforehand paid to the Company or your employing company if different an amount sufficient to discharge all of any employers’ national insurance contribution liability which would arise as a result of the exercise of the option (“the Employer’s NIC”). In executing this Option Agreement you are agreeing to pay the Employer’s NIC.

2.	Tax elections

If requested by the Company, you may be required under rule 12.4 to sign the following elections as a condition of exercise of the Replacement Option in whole or in part:

(i)	an election under section 165 of the Taxation of Chargeable Gains Act 1992 to hold over any capital gains arising on the transfer of shares on exercise of the Replacement Option, such that any chargeable gains arising on disposal of the shares acquired will include any such gain held-over; and

(ii)	an election under section 431 Income Tax (Earnings and Pensions) Act 2003 to disapply the provisions of Chapter 2 of Part 7 ITEPA 2003 in full such that the existence of restrictions attaching to the shares is disregarded when calculating the value of the shares on exercise.

3.	Vesting

[Subject to the achievement of the conditions set out in the Option [Agreement] and the attached schedule], the Option will become exercisable as to [25% on the completion of 12 months from the Date of Grant and a further 2.08% per month thereafter, such that 100% of the Option may vest on the expiry of 48 months from the Date of Grant].

SCHEDULE 3

Restrictions on Shares

Shares issued upon exercise of the Replacement Option will be subject to all relevant provisions of applicable law, including, without limitation, the U.S. Securities Act of 1933, as amended (and the rules and regulations thereunder), the U.S. Securities Exchange Act of 1934, as amended (and the rules and regulations thereunder), and the requirements of any stock exchange upon which such shares may then be listed (collectively, “Applicable Law”). In no event shall any shares be issued on exercise of a Replacement Option in violation of Applicable Law. In the event of any such violation, the Company and the Option Holder will cooperate in good faith to endeavour to meet the requirements of Applicable Law in a manner which preserves to the greatest extent possible the intent and purposes of the Replacement Option.